UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NEW MOUNTAIN FINANCE CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

647551100

(CUSIP Number)

Steven B. Klinsky

New Mountain Investments III, L.L.C.

787 Seventh Avenue

New York, NY  10019

(212) 720-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 647551100

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) New Mountain Investments III, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,321,938*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,321,938*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,321,938*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.6%

14	Type of Reporting Person OO

* Pursuant to Rule 13d-3 of the Act, these shares are indirectly beneficially owned as a result of the right of New Mountain Finance AIV Holdings Corporation to exchange at any time and from time to time some or all of the common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.  Following any such exchange, pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer owned by New Mountain Finance AIV Holdings Corporation generally will be exercised by it in accordance with the directions of the investors in New Mountain Guardian AIV, L.P.

SCHEDULE 13D/A

CUSIP No. 647551100

Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) New Mountain Guardian AIV, L.P.

Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,321,938*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,321,938*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,321,938*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.6%

14	Type of Reporting Person PN

* Pursuant to Rule 13d-3 of the Act, these shares are indirectly beneficially owned as a result of the right of New Mountain Finance AIV Holdings Corporation to exchange at any time and from time to time some or all of the common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.  Following any such exchange, pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer owned by New Mountain Finance AIV Holdings Corporation generally will be exercised by it in accordance with the directions of the investors in the Reporting Person.

SCHEDULE 13D/A

CUSIP No. 647551100

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) New Mountain Finance AIV Holdings Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,321,938*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,321,938*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,321,938*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 19.6%

14	Type of Reporting Person CO

* Pursuant to Rule 13d-3 of the Act, these shares are indirectly beneficially owned as a result of the right of the Reporting Person to exchange at any time and from time to time some or all of the common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.  Following any such exchange, pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer owned by the Reporting Person generally will be exercised by it in accordance with the directions of the investors in New Mountain Guardian AIV, L.P.

SCHEDULE 13D/A

CUSIP No. 647551100

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) New Mountain Guardian GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 80,778*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 80,778*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,778*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%*

14	Type of Reporting Person OO

*This percentage calculation does not include as outstanding any shares of the Issuer that may be issued to New Mountain Finance AIV Holdings Corporation upon the exchange of common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.

SCHEDULE 13D/A

CUSIP No. 647551100

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Steven B. Klinsky

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,631,757

	8	Shared Voting Power 8,082,540*

	9	Sole Dispositive Power 1,631,757

	10	Shared Dispositive Power 8,082,540*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,714,297*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 26.0%

14	Type of Reporting Person IN

* Pursuant to Rule 13d-3 of the Act, 7,321,938 of these shares are beneficially owned as a result of the right of New Mountain Finance AIV Holdings Corporation to exchange at any time and from time to time some or all of the common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.  Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to shares of the Issuer generally will be exercised with respect to the shares of Common Stock which may be issued to New Mountain Finance AIV Holdings Corporation upon any exchange of common membership units of New Mountain Finance Holdings, L.L.C., in accordance with the directions of the partners  of New Mountain Guardian AIV, L.P. (including the partners of its limited partners).  New Mountain Guardian GP, L.L.C. directly owns 80,778 shares of Issuer's common stock and Mr. Klinsky is the sole owner of New Mountain Guardian GP, L.L.C.  The Steven B. Klinsky Trust holds 101,554 of the shares shown above and the Steven B. Klinsky Non-GST Exempt Trust holds 578,270 shares as a result of a transfer by bona fide gift of shares from Steven B. Klinsky on October 18, 2012.

SCHEDULE 13D/A

CUSIP No. 647551100

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Steven B. Klinsky Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 101,554

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 101,554

11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,554

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%*

14	Type of Reporting Person OO

* This percentage calculation does not include as outstanding any shares of the Issuer that may be issued to New Mountain Finance AIV Holdings Corporation upon the exchange of common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.

SCHEDULE 13D/A

CUSIP No. 647551100

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Steven B. Klinsky Non-GST Exempt Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8	Shared Voting Power 578,270

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 578,270

11	Aggregate Amount Beneficially Owned by Each Reporting Person 578,270

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.5%*

14	Type of Reporting Person OO

* This percentage calculation does not include as outstanding any shares of the Issuer that may be issued to New Mountain Finance AIV Holdings Corporation upon the exchange of common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.

SCHEDULE 13D/A

CUSIP No. 647551100

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Adam J. Collins

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 16,345

	8	Shared Voting Power 679,824*

	9	Sole Dispositive Power 16,345

	10	Shared Dispositive Power 679,824*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 696,169

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.9%**

14	Type of Reporting Person IN

* This number represents a total of 101,554 shares held in the Steven B. Klinsky Trust and 578,270 shares held in the Steven B. Klinsky Non-GST Exempt Trust, both of which the Reporting Person is a trustee.

** This percentage calculation does not include as outstanding any shares of the Issuer that may be issued to New Mountain Finance AIV Holdings Corporation upon the exchange of common membership units of New Mountain Finance Holdings, L.L.C. owned by it on a one-for-one basis into shares of the Issuer.

This Amendment No. 5 amends and supplements the statement on Schedule 13D, filed on May 31, 2011, as amended by Amendment No. 1 thereto filed on August 9, 2011, Amendment No. 2 thereto filed on October 3, 2012, Amendment No. 3 thereto filed on October 23, 2012, and Amendment No. 4 thereto filed March 28, 2013 (collectively, the “Schedule 13D”), by New Mountain Investments III, L.L.C., a Delaware limited liability company, New Mountain Guardian AIV, L.P., a Delaware limited partnership, New Mountain Finance AIV Holdings Corporation, a Delaware corporation (“AIV Holdings”), New Mountain Guardian Partners, L.P. , a Delaware limited partnership (“Guardian Partners”), New Mountain Guardian GP, L.L.C., a Delaware limited liability company (“Guardian GP”), Steven B. Klinsky, the Steven B. Klinsky Trust and Adam J. Collins (collectively, the “Reporting Persons”)(1) with respect to the common stock, par value $0.01 per share (“Common Stock”), of New Mountain Finance Corporation, a Delaware corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.  Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following:

On June 21, 2013, the Issuer completed an underwritten public offering of 2,000,000 shares of its Common Stock at a public offering price of $14.55 per share (the “June 2013 Primary Offering”). As a result, pursuant to the LLC Agreement as described in Item 6, the Issuer used the aggregate net proceeds (after deducting underwriting discounts and commissions) from the June 2013 Primary Offering of $28,620,000 to acquire 2,000,000 Units.

On June 21, 2013, the Issuer completed an underwritten public offering of 4,000,000 shares of its Common Stock at a public offering price of $14.55 per share (the “June 2013 Resale Offering”) on behalf of AIV Holdings. In connection with the June 2013 Resale Offering, AIV Holdings tendered 4,000,000 common membership units of the Operating Company held by AIV Holdings to the Issuer in exchange for $56,440,000 of net proceeds (after deducting underwriting discounts and commissions) and the Issuer issued 4,000,000 shares of its Common Stock directly to the underwriters for the June 2013 Resale Offering. The underwriters for the June 2013 Resale Offering have a 30-day option to purchase up to an additional 900,000 shares of the Issuer’s Common Stock, which, if such option is exercised, would require AIV Holdings to tender a corresponding number of additional Units held by AIV Holdings to the Issuer and instruct the Issuer to issue such shares directly to the underwriters for the June 2013 Resale Offering.

ITEM 5.                        INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(1)              Neither the present filing nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Act, (ii) any of the Reporting Persons are, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or (iii) any of the Reporting Persons are, for the purposes of Sections 13(d) of the Act, the beneficial owner of any securities other than securities directly owned by such Reporting Persons.

(a) — (b).  With respect to each Reporting Person, the aggregate percentage of shares of Common Stock reported beneficially owned by such person named herein is based upon 37,324,660 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of June 21, 2013 and treating any shares of Common Stock which may be acquired by any Reporting Person within 60 days (including through the exchange at any time and from time to time some or all of the common membership units of the Operating Company for shares of Common Stock of the Issuer) as being outstanding for purposes of computing the percentage of outstanding shares of Common Stock by such Reporting Person (but not by any other Reporting Person).  There are 7,321,938 outstanding common membership units of the Operating Company which are exchangeable by AIV Holdings on a one-for-one basis into shares of Common Stock.  The aggregate number of shares of Common Stock to which this Statement relates (assuming the exchange of all the common membership units of the Operating Company beneficially owned by the Reporting Persons for shares of Common Stock of the Issuer) is 9,714,297 shares of Common Stock, constituting approximately 26.0% of the outstanding shares of Common Stock of the Issuer.

With respect to each Reporting Person, for the aggregate number of securities of the Issuer beneficially owned, the percentage of the class of securities of the Issuer beneficially owned, the number of securities for which such Reporting Person has the sole power to vote or to direct the vote, the number of securities for which such Reporting Person has the shared power to vote or to direct the vote, the number of securities for which such Reporting Person has the sole power to dispose or to direct the disposition, and the number of securities for which such Reporting Person has the shared power to dispose or to direct the disposition, see the responses to Items 7 through Item 11 and Item 13 on the attached cover pages.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

On June 21, 2013, the Issuer completed the June 2013 Primary Offering of 2,000,000 shares of its Common Stock at a public offering price of $14.55 per share. As a result, pursuant to the LLC Agreement as described in Item 6, the Operating Company issued 2,000,000 Units to the Issuer in exchange for the net proceeds (after deducting underwriting discounts and commissions) of the June 2013 Primary Offering.

On June 21, 2013, concurrent with the June 2013 Primary Offering, the Issuer completed the June 2013 Resale Offering of 4,000,000 shares of its Common Stock at a public offering price of $14.55 per share on behalf of AIV Holdings. In connection with the June 2013 Resale Offering, AIV Holdings exchanged 4,000,000 Units held by AIV Holdings for 4,000,000 shares of Common Stock of the Issuer and instructed the Issuer to issue such shares directly to the underwriters for the June 2013 Resale Offering. The underwriters for the June 2013 Resale Offering have a 30-day option to purchase up to an additional 900,000 shares of the Issuer’s Common Stock, which, if such option is exercised, would require AIV Holdings to tender a corresponding number of additional Units held by AIV Holdings to the Issuer and instruct the Issuer to issue such shares directly to the underwriters for the June 2013 Resale Offering.

ITEM 6.                       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended to add the following:

In connection with the June 2013 Primary Offering and the June 2013 Resale Offering, the Issuer, the Operating Company and AIV Holdings, among others, entered into an underwriting agreement, dated June 18, 2013, with certain underwriters (the “June 2013 Underwriting Agreement”). A more detailed summary of the June 2013 Underwriting Agreement is set forth in the Issuer’s Prospectus dated June 18, 2013, as filed with the SEC on June 18, 2013. This summary is qualified in its entirety by the terms of the June 2013 Underwriting Agreement, which is set forth as Exhibit 99.7, and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to add the following:

99.7                        Underwriting Agreement, dated June 18, 2013, filed as Exhibit (h)(3) to the Post-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 dated June 18, 2013, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 28, 2013

NEW MOUNTAIN INVESTMENTS III, L.L.C.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

NEW MOUNTAIN GUARDIAN AIV, L.P.

By:	New Mountain Investments III, L.L.C.,
its general partner

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

NEW MOUNTAIN FINANCE AIV HOLDINGS CORPORATION

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Administrative Officer and Executive Vice President

NEW MOUNTAIN GUARDIAN GP, L.L.C.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

Steven B. Klinsky

/s/ Steven B. Klinsky

STEVEN B. KLINSKY TRUST

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky

STEVEN B. KLINSKY NON-GST EXEMPT TRUST

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky

Adam J. Collins

/s/ Adam J. Collins